UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

BGM Group Ltd

No.152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200,

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Private Placement

On May 15, 2026, BGM Group Ltd (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement (the “Private Placement”) of 200,000,000 Class A ordinary shares of par value US$0.00833335 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.06 per Class A Ordinary Share (the “Per Share Purchase Price”) and warrants to purchase up to an aggregate of 200,000,000 Class A Ordinary Shares (the “Warrants”).

The Warrants will be exercisable in two equal tranches: Warrants to purchase 100,000,000 Class A Ordinary Shares are exercisable at a price equal to 200% of the Per Share Purchase Price, and Warrant to purchase the remaining 100,000,000 Class A Ordinary Shares are exercisable at a price equal to 250% of the Per Share Purchase Price. The Warrants are exercisable on or after the ninety (90th) day following the closing date (the “Initial Exercise Date”) and will expire on the five-year anniversary of the Initial Exercise Date.

The Private Placement is expected to close in June 2026, subject to satisfaction or waiver of the condition precedents set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes. Upon closing of the Private Placement, the Company has a total of 380,623,358 issued and outstanding Class A Ordinary Shares.

The foregoing description of the Securities Purchase Agreement and the Warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Securities Purchase Agreement and the form of Warrant which are filed as Exhibits 4.1 and 10.1 hereto, respectively, and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Warrant dated May 15, 2026
10.1	Form of Securities Purchase Agreement dated May 15, 2026 between BGM Group Ltd and Investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGM Group Ltd

Date: May 18, 2026	By:	/s/ Huandi Zhao
	Name:	Huandi Zhao
	Title:	Director and Co-Chief Executive Officer

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